UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Jones Energy, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

48019R108

(CUSIP Number)

Jonny Jones

807 Las Cimas Parkway, Suite 350, Austin, Texas 78746

Telephone: (512) 328-2953

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108

1	Names of Reporting Persons Jon Rex Jones, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,656,980*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,656,980*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,656,980 shares of Class A common stock*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 55.0%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Class A common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as Manager of JRJ Management Company, LLC, Manager of Jones Energy Management, LLC, Trustee of the Managing Member of JET 3 GP, LLC and trustee and/or beneficiary of certain family trusts. JRJ Management Company, LLC is the general partner of JRJ Investment Fund, Ltd, which directly owns 1,333,433 shares of Class A common stock of the Issuer. Jones Energy Management, LLC is the general partner of the following entities: Jones Energy Team 1, LP, Jones Energy Team 2, LP, Jones Energy Team 4, LP, Jones Energy Drilling Fund, LP, Jones Energy Equity Partners, LP and Jones Energy Equity Partners II, LP, which directly or indirectly own an aggregate of 10,468,559 shares of Class B common stock of the Issuer and 10,468,559 membership interests (“JEH LLC Units”) in Jones Energy Holdings, LLC (“JEH LLC”), which are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. JET 3 GP, LLC is the general partner of Jones Energy Team 3, LP, which owns 1,854,988 shares of Class B common stock of the Issuer and 1,854,988 JEH LLC Units, which are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the number of shares of Class A common stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A common stock of the Issuer, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (12,323,547) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) for newly-issued shares of Class A common stock on a one for one basis, for a combined total of 24,823,547 shares of Class A common stock.

CUSIP No. 48019R108

1	Names of Reporting Persons Jones Energy Drilling Fund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,530,130*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,530,130*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,530,130 shares of Class A common stock*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 22.3%**

14	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A common stock referred to herein is being reported hereunder solely because the reporting person directly owns 5,530,130 shares of Class B common stock of the Issuer and 5,530,130 JEH LLC Units, which are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the number of shares of Class A common stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A common stock of the Issuer, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (12,323,547) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) for newly-issued shares of Class A common stock on a one for one basis, for a combined total of 24,823,547 shares of Class A common stock.

CUSIP No. 48019R108

1	Names of Reporting Persons Jones Energy Equity Partners, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,843,377*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,843,377*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,843,377 shares of Class A common stock*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 7.4%**

14	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A common stock referred to herein is being reported hereunder solely because the reporting person directly owns 1,843,377 shares of Class B common stock of the Issuer and 1,843,377 JEH LLC Units, which are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the number of shares of Class A common stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A common stock of the Issuer, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (12,323,547) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) for newly-issued shares of Class A common stock on a one for one basis, for a combined total of 24,823,547 shares of Class A common stock.

CUSIP No. 48019R108

1	Names of Reporting Persons Jones Energy Equity Partners II, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,095,052*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,095,052*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095,052 shares of Class A common stock*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 12.5%**

14.	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A common stock referred to herein is being reported hereunder solely because the reporting person directly owns 3,095,052 shares of Class B common stock of the Issuer and 3,095,052 JEH LLC Units, which are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the number of shares of Class A common stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A common stock of the Issuer, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (12,323,547) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) for newly-issued shares of Class A common stock on a one for one basis, for a combined total of 24,823,547 shares of Class A common stock.

CUSIP No. 48019R108

1	Names of Reporting Persons Jones Energy Team 3, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,854,988*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,854,988*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,988 shares of Class A common stock*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 7.5%**

14.	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of the Class A common stock referred to herein is being reported hereunder solely because the reporting person directly owns 1,854,988 shares of Class B common stock of the Issuer and 1,854,988 JEH LLC Units, which are exchangeable for shares of Class A common stock of the Issuer on a one-for-one basis, pursuant to an exchange agreement described in Item 2 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the number of shares of Class A common stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A common stock of the Issuer, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (12,323,547) as of July 29, 2013 and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) for newly-issued shares of Class A common stock on a one for one basis, for a combined total of 24,823,547 shares of Class A common stock.

Item 1.                                                         Security and Issuer.

The class of equity securities to which this statement relates is the Class A common stock, $0.001 per share, of Jones Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746.

Item 2.                                                         Identity and Background.

(a)           This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”): Jon Rex Jones, Jr., an individual (“Jonny Jones”), Jones Energy Drilling Fund, LP, a Texas limited partnership (“JEDF”), Jones Energy Equity Partners, LP, a Texas limited partnership (“JEEP”), Jones Energy Equity Partners II, LP, a Texas limited partnership (“JEEP II”) and Jones Energy Team 3, LP, a Texas limited partnership (“JET 3”).

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Jonny Jones is a reporting person by virtue of his indirect ownership of the Issuer’s Class A common stock as follows:

(i)            Jonny Jones is Manager of JRJ Management Company, LLC, the general partner of JRJ Investment Fund, Ltd. (“JRJ Investment”).  JRJ Investment directly owns shares of Class A common stock of the Issuer.

(ii)           Jonny Jones is Manager of Jones Energy Management, LLC (“JEM”), the general partner of the following entities: JEDF, JEEP and JEEP II, each of which directly owns membership interests (“JEH LLC Units”) of Jones Energy Holdings, LLC (“JEH LLC”) and shares of Class B common stock of the Issuer.

(iii)          Jonny Jones is the Trustee of Jon Rex Jones, Jr. Trust V, which is the Managing Member of JET 3 GP, LLC (“JET 3 GP”), the general partner of JET 3, which directly owns JEH LLC Units and shares of Class B common stock of the Issuer.

Pursuant to an exchange agreement entered into on July 29, 2013 (the “Exchange Agreement”) among JEDF, JEEP, JEEP II, JET 3 (collectively, the “Jones family entities”), the Issuer, JEH LLC, Metalmark Capital Partners (C) II, L.P. and its affiliated investment funds

(collectively, “Metalmark”), Wells Fargo Central Pacific Holdings, Inc. (“Wells Fargo” and together with the Jones family entities and Metalmark, the “Existing Owners”), the Existing Owners (and certain permitted transferees) may (subject to the terms of the Exchange Agreement), exchange their JEH LLC Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions). The Exchange Agreement is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 2.

Certain information required by this Item 2 concerning the general partners of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b)           The principal business address of each of the Reporting Persons is:

807 Las Cimas Parkway, Suite 350

Austin, Texas 78746

(c)           Jonny Jones is Chairman of the Board and Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746.

(d)           None of the Reporting Persons has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of JEDF, JEEP, JEEP II and JET 3 are entities properly organized under the laws of the State of Texas.  Jonny Jones is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The Reporting Persons did not use any funds to effect the exchanges noted above or the other reorganization transactions described in Item 4 below. Pursuant to the Exchange Agreement, as a holder exchanges its JEH LLC Units and shares of Class B common stock, the Issuer’s interest in JEH LLC will be correspondingly increased and each share of Class B common stock that is exchanged is cancelled. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto. As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities reported herein as of the date hereof.

Item 4.                                                         Purpose of Transaction.

(a)           In connection with the initial public offering of Class A common stock of the Issuer, which was consummated on July 29, 2013 (the “Offering”), the Existing Owners entered into certain reorganization transactions that included, among other things, (i) amending and restating the limited liability company agreement of JEH LLC; (ii) amending and restating the Issuer’s certificate of incorporation to reclassify its existing common stock into Class B common stock and to authorize Class A common stock and Class B common stock; (iii) entering into a restructuring agreement; and (iv) entering into the Exchange Agreement.

The Issuer, JEH LLC and the Existing Owners entered into a restructuring agreement (the “Restructuring Agreement”), pursuant to which the parties agreed to effect a recapitalization of the equity ownership in the Issuer and JEH LLC (the “Reorganization”), immediately prior to the closing of the Offering.

The Restructuring Agreement, in conjunction with the JEH LLC Agreement (as defined in Item 6 below), effected the following recapitalization transactions:

(i)            Immediately prior to the closing of the Offering, all of the limited liability company interests in JEH LLC held by the Existing Owners were exchanged for a number of JEH LLC Units equal to 36,836,333 multiplied by such Existing Owner’s proportionate share of JEH LLC;

(ii)           At the closing of the Offering, JEH LLC exchanged its shares of common stock of the Issuer for shares of Class B common stock of the Issuer and immediately distributed such shares to the Existing Owners in proportion to the number of JEH LLC Units held by each Existing Owner; and

(iii)          Upon consummation of the Offering, the Issuer contributed the net proceeds from the Offering to JEH LLC in exchange for JEH LLC Units.

The Restructuring Agreement is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 4.

Furthermore, pursuant to the Exchange Agreement, the Existing Owners are permitted to exchange their JEH LLC Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions). The Class B common stock is not registered under Section 12 of the Act and has only voting rights and no economic rights. The Existing Owners together hold all of the issued and outstanding Class B common stock.  The shares of the Class B common stock and JEH LLC Units entitle the Jones family entities collectively to up to 25.0% of the Issuer’s combined economic interest and voting power.

The Reporting Persons, along with certain other shareholders of the Issuer, have registration rights with respect to the Class A common stock, as described in Item 6.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

(f)            Not applicable.

(g)           Not applicable.

(h)           Not applicable.

(i)            Not applicable.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the shares of Class A common stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                                         Interest in Securities of the Issuer.

(a)           Jonny Jones does not directly own any shares of Class A common stock or Class B common stock of the Issuer. Mr. Jones indirectly beneficially owns 13,656,980 shares of the Issuer’s Class A common stock, representing 55.0% of the Class A common stock, based on the number of shares of Class A common stock (12,500,000) issued and outstanding as of July 29, 2013, the closing date of the initial public offering of Class A common stock of the Issuer, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (12,323,547) as of July 29, 2013 (and no other outstanding JEH LLC Units) were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) (the “Exchange”) for newly-issued shares of Class A common stock on a one for one basis, for a combined total of 24,823,547 shares of Class A common stock.  Of the 13,656,980 shares, JRJ Investment directly owns 1,333,433 shares of Class A common stock of the Issuer, representing 2.7% of the Class A common stock assuming the occurrence of the Exchange.

JEDF directly owns 5,530,130 shares of the Class B common stock of the Issuer and 5,530,130 JEH LLC Units, representing 22.3% of the Class A common stock assuming the occurrence of the Exchange.

JEEP directly owns 1,843,377 shares of the Class B common stock of the Issuer and 1,843,377 JEH LLC Units, representing 7.4% of the Class A common stock assuming the occurrence of the Exchange.

JEEP II directly owns 3,095,052 shares of the Class B common stock of the Issuer and 3,095,052 JEH LLC Units, representing 12.5% of the Class A common stock assuming the occurrence of the Exchange.

JET 3 directly owns 1,854,988 shares of the Class B common stock of the Issuer and 1,854,988 JEH LLC Units, representing 7.5% of the Class A common stock assuming the occurrence of the Exchange.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference.  As Manager or Trustee of the Managing Member of the general partners of the above-listed entities, Jonny Jones has shared voting and dispositive power over the shares of Class A common stock and Class B common stock of the Issuer and JEH LLC Units, respectively, owned by such entities.  Jonny Jones, JRJ Management Company, LLC and JRJ Investment have shared voting and dispositive power over the shares of Class A common stock owned by JRJ Investment referenced above. Jonny Jones, JEM and JEDF have shared voting and dispositive power of the Class B common stock and JEH LLC Units owned by JEDF referenced above, and of the Class A common stock exchangeable therefor. Jonny Jones, JEM and JEEP have shared voting and dispositive power of the Class B common stock and JEH LLC Units owned by JEEP referenced above, and of the Class A common stock exchangeable therefor. Jonny Jones, JEM and JEEP II have shared voting and dispositive power of the Class B common stock and JEH LLC Units owned by JEEP II reference above, and of the Class A common stock exchangeable therefor. Jonny Jones, JET 3 GP and JET 3 have shared voting and dispositive power of the Class B common stock and JEH LLC Units owned by JET 3 referenced above, and of the Class A common stock exchangeable therefor.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A common stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A common stock.

(c)           Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A common stock in the past 60 days.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3, Item 4 or Item 5 is hereby incorporated by reference herein.

Exchange Agreement

See Item 4. The Exchange Agreement is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 6.

Restructuring Agreement

See Item 4. The Restructuring Agreement is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 6.

Third Amended and Restated LLC Agreement of JEH LLC

In connection with the Reorganization and the Offering, JEH LLC and the Existing Owners entered into the Third Amended and Restated Limited Liability Company Agreement of JEH LLC (the “JEH LLC Agreement”) to, among other things, recapitalize JEH LLC, such that each member’s ownership of the various classes of units thereof was replaced with one authorized class of units therein.  Pursuant to the restructuring transactions described in the Restructuring Agreement above, the various classes of units in JEH LLC which were outstanding immediately prior to the recapitalization were cancelled and 36,836,333 JEH LLC Units were issued in exchange therefor and (ii) 12,500,000 JEH LLC Units were issued to the Issuer in connection with the Offering.  The Issuer is the sole managing member of JEH LLC and generally has the authority to operate and control JEH LLC.

Distributions

Under the JEH LLC Agreement, the Issuer has the right to determine when distributions will be made to the holders of JEH LLC Units and the amount of any such distributions. If the Issuer authorizes a distribution, such distribution will be made to the holders of JEH LLC Units on a pro rata basis in accordance with their respective percentage ownership of JEH LLC Units. The holders of JEH LLC Units, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of JEH LLC and will be allocated their proportionate share of any taxable loss of JEH LLC. Net profits and net losses of JEH LLC generally will be allocated to holders of JEH LLC Units on a pro rata basis in accordance with their respective percentage ownership of JEH LLC Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses.

The JEH LLC Agreement provides, to the extent cash is available, for distributions to the holders of JEH LLC Units if the Issuer, as the managing member of JEH LLC, determines that the taxable income of JEH LLC will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on the Issuer’s estimate of the taxable income of JEH LLC that is allocable to a holder of JEH LLC Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). In addition, if the cumulative amount of federal, state and local taxes payable by the Issuer exceeds the amount of the tax distribution to the Issuer, JEH LLC will make advances to the Issuer in an amount necessary to enable the Issuer to fully pay these tax liabilities. Such advances will be repayable, without interest, solely from (i.e., by offset against) future distributions by JEH LLC to the Issuer.

Issuance and Redemption of Class A common stock by the Issuer

The JEH LLC Agreement provides that, except as otherwise determined by the Issuer, at any time the Issuer issues a share of Class A common stock or any other equity security of the Issuer, the net proceeds received by the Issuer with respect to such issuance, if any, shall be concurrently invested in JEH LLC, and JEH LLC shall issue to the Issuer one JEH LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Class A common stock are redeemed, repurchased or otherwise acquired, JEH LLC shall redeem, repurchase or otherwise acquire an equal number of JEH LLC Units held by the Issuer, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Business Activities

Under the JEH LLC Agreement, the members have agreed that certain Existing Owners and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with the Issuer’s business or do business with any client thereof.

Dissolution and Liquidation

JEH LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by the Issuer to dissolve the JEH LLC. Upon dissolution, JEH LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of JEH LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of JEH LLC Units owned by each of them.

The JEH LLC Agreement is attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 6.

Registration Rights and Stockholders Agreement

In connection with the closing of the Offering, the Issuer entered into a Registration Rights and Stockholders Agreement (the “Stockholders Agreement”) with the Existing Owners. The Stockholders Agreement grants each of Metalmark and the Jones family entities (collectively) the right to nominate two members of the Issuer’s board of directors so long as Metalmark or the Jones family entities, as applicable, holds not less than 50% of the common stock that they hold immediately following the Offering and the right to nominate one member of the Issuer’s board of directors so long as they hold not less than 20% of the common stock that they hold immediately following the Offering. The Stockholders Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of common stock, for the election of these nominees.

In addition, the Stockholders Agreement contains provisions with respect to demand registration rights and piggy-back registration rights as described in the prospectus, dated July 23, 2013 (File No. 333-188896) (the “Prospectus”), filed by the Company with the United States Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). At any time after 180 days after the consummation of the Offering, each of Metalmark and the Jones family entities (collectively) will have the right to require the Issuer by written notice to register the sale of any number of their shares of common stock and will have the right to cause up to an aggregate of three such required or “demand” registrations. The Issuer is not obligated to effect any demand registration in which the anticipated aggregate offering price included in such offering is equal to or less than $50,000,000 ($25,000,000 where the registration is on a Form S-3). Furthermore, if, at any time, the Issuer proposes to register an offering of Class A common stock (subject to certain exceptions) for the Company’s own account, then it must give prompt notice to Metalmark and the Jones family entities to allow them to include a specified number of their shares in that registration statement. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally be obligated to pay all registration expenses in connection with the registration obligations, regardless of whether a registration statement is filed or becomes effective. The

Stockholders Agreement also includes customary provisions dealing with indemnification, contribution and allocation of expenses.

The Stockholders Agreement is attached hereto as Exhibit 5 and incorporated by reference in its entirety into this Item 6.

Item 7.                                                         Material to Be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement (filed herewith).

Exhibit 2                                               Exchange Agreement dated July 29, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 3                                               Restructuring Agreement dated July 11, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 4                                               Third Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC dated July 26, 2013, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 5                                              Registration Rights and Stockholders Agreement, dated as of July 29, 2013, among Jones Energy, Inc., Jones Energy Drilling Fund, LP, Jones Energy Equity partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC, MCP II Executive Fund Jones Intermediate LLC (and their permitted transferees) (filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 7, 2013.

By:	/s/ Jonny Jones
Jonny Jones

JONES ENERGY DRILLING FUND, LP

By: JONES ENERGY MANAGEMENT, LLC,
its General Partner

By:	/s/ Jonny Jones
Jonny Jones, Manager

JONES ENERGY EQUITY PARTNERS, LP

By: JONES ENERGY MANAGEMENT, LLC,
its General Partner

By:	/s/ Jonny Jones
Jonny Jones, Manager

JONES ENERGY EQUITY PARTNERS II, LP

By: JONES ENERGY MANAGEMENT, LLC,
its General Partner

By:	/s/ Jonny Jones
Jonny Jones, Manager

JONES ENERGY TEAM 3, LP

By: JET 3 GP, LLC, its General Partner
By: Jon Rex Jones, Jr. Trust V, its Managing Member

By:	/s/ Jonny Jones
Jonny Jones, Trustee

SCHEDULE A

Information about the Reporting Persons

The name and title of the general partner of Jones Energy Drilling Fund, LP (“JEDF”) is set forth below.  Jonny Jones is the Manager of the general partner of JEDF. JEDF has no officers or directors. The business address of the general partner of JEDF is 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746. The principal business of JEDF is to own an interest in Jones Energy Holdings, LLC.

Name	Title
Jones Energy Management, LLC	General Partner

The name and title of the general partner of Jones Energy Equity Partners, LP (“JEEP”) is set forth below.  Jonny Jones is the Manager of the general partner of JEEP. JEEP has no officers or directors. The business address of the general partner of JEEP is 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746. The principal business of JEEP is to own an interest in Jones Energy Holdings, LLC.

Name	Title
Jones Energy Management, LLC	General Partner

The name and title of the general partner of Jones Energy Equity Partners II, LP (“JEEP II”) is set forth below.  Jonny Jones is the Manager of the general partner of JEEP II. JEEP II has no officers or directors. The business address of the general partner of JEEP II is 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746. The principal business of JEEP II is to own an interest in Jones Energy Holdings, LLC.

Name	Title
Jones Energy Management, LLC	General Partner

The name and title of the general partner of Jones Energy Team 3, LP (“JET 3”) is set forth below.  Jonny Jones is the Trustee of the Managing Member of the general partner of JET 3. JET 3 has no officers or directors. The business address of the general partner of JET 3 is 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746. The principal business of JET 3 is to own an interest in Jones Energy Holdings, LLC.

Name	Title
JET 3 GP, LLC	General Partner

EXHIBIT INDEX

Exhibit 1                                               Joint Filing Agreement (filed herewith).

Exhibit 2                                               Exchange Agreement dated July 29, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 3                                               Restructuring Agreement dated July 11, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 4                                               Third Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC dated July 26, 2013, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 5                                               Registration Rights and Stockholders Agreement, dated as of July 29, 2013, among Jones Energy, Inc., Jones Energy Drilling Fund, LP, Jones Energy Equity partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC, MCP II Executive Fund Jones Intermediate LLC (and their permitted transferees) (filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).